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Invest in VanMile

Technology Driven Platform for Large Item Delivery and Moving

CHARLOTTE, NC · SOFTWARE/TECH.

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Target $105 k



Vanmile 2019
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FUNDRAISE · UPDATES 0 · DISCUSSION 0

$250 · Commit to Invest

MIN/MAX: $250 / $25,000.10

VanMile helps make delivery for large items more affordable and convenient. Our vetted drivers are connected directly with customers who get instant and accurate quotes online without the need to call. Customers can manage everything from their phones, including payment and scheduling as well as tracking their delivery in real-time. We aim to make moving and delivering anything on-demand available to everyone across the US.

Why you may want to invest in us...

- We're in a $20+billion growing industry; $8+ billion in Delivery alone
- 90% of the market in this space is untapped
- To date, we serve 10+ major geographic areas across the US
- The Compounded Annual Growth Rate from 2016 to 2018 was 101%
- In 2018, VanMile launched a B2B strategy, driving revenue growth in 2019
- 2019 second Quarter revenue was $263,000
- 2019 growth is already 3x 2018
- Projected 2020 revenue is 5x 2018
- 6,000+ users served since September 2015



Xinguo Mike Wang, CEO

Fundraise status: **Actively funding**

Invest via Convertible note. Canc... closing. See additional terms and p...

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CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Convertible Note
Investor Eligibility	All Investors

Offering Materials

- Vanmile Convertible Note Agreement.pdf
- Vanmile Subscription Agreement.pdf
- Vanmile Qualified Investor Questionnaire.pdf
- Vanmile Form C.pdf
- Vanmile Convertible Note Term Sheet.pdf
- VanMile Intro and Disclosures.pdf

You may download these documents for your own use.

Form C

Related Links

Vanmile Form C

Learn about investing in convertible notes

INVESTMENT PERKS

Expires 11/05/2019 | $10,000.00 ↑

Become part of VanMile Advisory

Everything in $1000 investment perk + Twice a year invite to meet with the VanMile team in person and provide input to leadership team + invitation to join VanMile Advisory Board. (Airfare / Transport to meeting location not included...unless you want to jump in our Box Truck...no not really).

Expires 11/05/2019 | $5,000.00 ↑

Input to VanMile Leadership

Everything in the $1,000 investment perk + Twice a year invite to meet with the VanMile team in person and provide input to leadership team. (Airfare / Transport to meeting location not included...unless you want to jump in our Box Truck...no not really).

Expires 11/05/2019 | $1,000.00 ↑

VanMile Box Truck

VanMile T-shirt + 25% off Box Truck delivery for you and 25% off for a friend. If you live outside a geography VanMile serves, you can gift your perk to another person. Is VanMile not currently serving your area? Your investment along with others in your geography may bring us there.

Expires 11/05/2019 | $500.00 ↑

VanMile Pickup Truck

VanMile T-Shirt + 25% off Pickup Truck delivery for you and 25% off for a friend. If you live outside a geography VanMile serves, you can gift your perk to another person. Is VanMile not currently serving your area? Your investment along with others in your geography may bring us there.

Expires 11/05/2019 | $250.00 ↑

Enter the VanMile Community

VanMile T-Shirt

FINANCIALS

FUNDING | FINANCIALS | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($105 k)

Hiring	$42,000
Start Up/Development	$40,000
Marketing/Sales	$16,000
Other	$7,275

Remaining funding uses include Localstake Marketplace fees. See offering materials for full details.

$327,670 from Other Financings

Friends & Family (Equity)	$20,000
Friends & Family (Equity)	$8,000
Friends & Family (Equity)	$500
Founders (Debt)	$50,000
Friends & Family (Equity)	$50,000
Friends & Family (Equity)	$3,000
Founders (Member contributions)	$53,990
Founders (Member Contributions)	$9,050
Bank (Debt)	$20,000
Bank (Debt)	$30,000
Bank (Debt)	$45,130
Bank (Debt)	$9,000
Founders (Equity)	$29,000


Vanmile 2019
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Vanmile Moving and Delivery



PITCH DECK


VanMile
DATED – August 2019
Move, Deliver Anything on Demand

1 of 13

Q&A

PRODUCT | CUSTOMERS | INDUSTRY | MARKETING | TEAM

ASK A QUESTION

Provide us with some background on your products and services.

VanMile was conceived when its Founder and CEO, Mike Wang, purchased a new mattress and discovered that having it delivered was both unreasonably expensive and inconvenient. Mike realized there was an opportunity to provide an Uber-like experience for moving and delivering large items.

In 2015, VanMile launched its B2C service to provide moving and delivery services directly to consumers. The company developed a smartphone app, with an… Read More

Related Links

Vanmile

What is your product development timeline?

VanMile released its initial app in October 2015. Originally launched as a B2C service, the company continued to refine its platform, with updated releases approximately every two months. VanMile intends to use a portion of this capital raise to upgrade the B2C app, based on customer and user feedback.
In 2018, VanMile launched a B2B version of its service, which has led to significant revenue growth in 2019

What is your production process?

VanMile created its smartphone app to connect customers and drivers with a fully integrated notification, automated payment, and GPS tracking system to create an easy-to-use interface between customers and drivers. The entire process, from booking, pick-up, delivery, payment, and communication are executed in the app.
Because VanMile built a dense driver network and a powerful search function, we enable customers to locate the right driver… Read More

View More 1 2

TEAM



Xinguo Mike Wang

Cofounder

Background Check Message

A Bioinformatics graduate from University of Wisconsin Madison

Strong entrepreneurial drive and leadership skills with an ability to motivate teams to deliver excellent results.

Over 10 years of experience in technology sectors



Larry D Foster

Cofounder

Background Check Message

Sales, marketing and business development leader with a mix of strategic skill sets.

Over 25 years in marketing strategy, execution and analytics through multiple data driven channels including digital, commercial print, event, social and media.

Strong focus on brand development, critical mass awareness and creating conversation that initiates engagement through marketing channels.

Lead executive level business development efforts within SaaS and… Read More



Zhong Nick Ren

Cofounder

Background Check Message

A computer science graduate from UNCC, technology development, cloud architecture and high throughput data analysis



Chris Amazeen

Advisor

Message



Anthony Rotoli
Advisor

Jacqueline Roth
Advisor

Partners & Providers

Founder, Innovate Capital Law
Service Provider
Legal Counsel

LB&J Certified Public Accountants
Service Provider
Accountant service

CrowdfundNC
Service Provider
Investment Crowdfunding Campaign Consultant and Advisor

ABOUT VANMILE

Entity	VanMile, LLC
Entity Type	LLC
State Organized	North Carolina
Founded	November 2015
Employees	3
Social Media	
Website	
Documentation	operating_agreement.pdf

Headquarters


1443 E 7th St
1443 E 7th St, Charlotte, NC 28204
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1443 East 7th Street
Sunnyside
E 7th St
Charlottetowne Ave
Sam Rayburn Walk
E 8th St
Park Dr
E 5th St
Torrence St
Fig Tree
Independence Park
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RISKS & DISCLOSURES

COMPANY RISKS | CONFLICTS OF INTEREST | SECURITIES RISKS | DISCLOSURES | PROCEDURES | RELATED PARTIES | TAXES

ASK A QUESTION

Limited operating history

The Company was founded in November 2015, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

View More | 1 | 2 | 3 | 4 | 5 | 6

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck. Localstake Marketplace LLC has performed a due diligence review of this business, including background checks, financial forecasts, and review of investment documentation.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.

Important Disclosures: localstake.com is a website owned by Stake Management LLC ("Stake Management"), which licenses SaaS tools and technology to a variety of issuers, broker-dealers, investment advisers, financial institutions and other entities. Stake Management is not a broker dealer, funding portal or investment advisor. The permitted use of Stake Management's technology should not be interpreted as an endorsement or recommendation of any issuer, offering, or technology licensee. The Localstake Marketplace Platform operates under a technology license from Stake Management.

All offerings of securities are made through Localstake Marketplace, a registered broker dealer and funding portal, and member of **FINRA** and **SIPC**. Stake Management and Localstake Marketplace are hereinafter referred to collectively as the "Localstake Marketplace Platform Operators", unless otherwise specified.

The Localstake Marketplace Platform Operators do not provide legal advice, tax advice, or make investment recommendations, and no communication through this website or in any other medium should be construed as such. Investment opportunities posted on this website are private placements. Private placement investments are NOT bank deposits (and thus NOT guaranteed or insured by the FDIC, by a bank, or by any other federal governmental agency), and are NOT guaranteed by the Localstake Marketplace Platform Operators or any of their collective affiliates, owners, managers or members. Private placements of securities such as those displayed on this website MAY lose value. There is NO guarantee of a return on your investment and investors must be able to afford the loss of their entire investment. Neither the Securities and Exchange Commission (SEC) nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. Nothing on this website shall constitute an offer to sell, or a solicitation of an offer to subscribe for or buy, any securities to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful.

Any financial projections or returns shown on the website are illustrative examples only. Any investment information contained herein has been secured from sources the Localstake Marketplace Platform Operators believe are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefor. Offers to sell by issuers on Localstake Marketplace or the solicitations of offers to buy by investors on Localstake Marketplace, any security are only made through official offering materials that contain important information about risks, fees and expenses. Investors should conduct their own due diligence, not rely on the financial assumptions or estimates displayed on this website, and are encouraged to consult with a financial advisor, attorney, accountant, and any other professional that can help to understand and assess the risks associated with an investment opportunity. Please review the **risks of investing in private placements on Localstake Marketplace**.